EXHIBIT 99.3

Seabridge Gold Inc.
Report to Shareholders
Quarter Ended September 30, 2016

Recent Highlights
•  Updated Preliminary Feasibility Study Completed for KSM Project
•  New Preliminary Economic Assessment Finds Significant Gains for KSM
•  Drilling at Iron Cap Lower Zone Extends Deposit Down Dip and Discovers New, Shallower Higher Grade Zone
•  Drilling Expands Prospective Deep Kerr Mine Plan
•  Permits Obtained for Deep Kerr Exploration Adit
•  Exploration Program Identifies a Large, Untested Target at Iskut Project

New PFS Confirms KSM’s Reserves and Economics While PEA Shows Significant Improvements to Project by Incorporating Deep Kerr and Iron Cap Lower Zones
Seabridge has filed a NI 43-101 Technical Report at www.sedar.com for its 100%-owned KSM project located in northern British Columbia, Canada. The Technical Report includes the recently announced results from an updated Preliminary Feasibility Study (the “PFS”) and a new Preliminary Economic Assessment (the “PEA”). The PFS was prepared by Tetra Tech, Inc. and the PEA was prepared by Amec Foster Wheeler Americas Limited. Both studies estimate operating and total costs for KSM that are well below industry averages for producing mines.

The 2016 PFS incorporates KSM’s Measured and Indicated Mineral Resources into mine plans generating Proven and Probable Mineral Reserves of 2.2 billion tonnes grading 0.55 grams per tonne gold, 0.21% copper and 2.6 grams per tonne silver (38.8 million ounces of gold, 10.2 billion pounds of copper and 183 million ounces of silver). The 2016 PFS does not include the higher grade resources delineated at Deep Kerr and the Iron Cap Lower Zone as they are in the Inferred Mineral Resources category which cannot be considered as Mineral Reserves required for inclusion in a PFS.

The project design in the PEA includes the higher grade resources from Deep Kerr and the Iron Cap Lower Zone, enabling the mining method to shift from predominantly open pit in the PFS to primarily low cost block cave mining. This design significantly reduces the number and size of the open pits and the project’s environmental impact. By including Deep Kerr, annual average maximum throughput of 130,000 tonnes per day envisioned in the 2016 PFS has been increased to 170,000 tonnes per day in the PEA without significant redesign of facilities. The net result is a substantial improvement in estimated economic returns. Note that Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

It should be noted that the PFS remains a viable option for developing KSM. However, the PEA is a creative response to Seabridge’s recent higher-grade discoveries and the industry’s successful development of more efficient and cost-effective underground mining technologies. Although the PEA is more conceptual in nature than the PFS and includes Inferred Mineral Resources, Seabridge believes its approach is an important step forward for KSM, offering greater rewards both economically and environmentally.

Both the PFS and PEA demonstrate production lives in excess of 50 years. A comparison of annual production is as follows:

	2016 PFS		PEA
	Years 1-7 Average	Life of Mine Average	Years 1-7 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.82	0.55	0.78	0.52
Copper (%)	0.24	0.21	0.26	0.32
Silver (grams per tonne)	2.8	2.6	2.7	2.7
Annual Production:
Gold (ounces)	933,000	540,000	1,150,000	592,000
Copper (pounds)	205 million	156 million	306 millon	286 million
Silver (ounces)	2.6 million	2.2 million	3.3 million	2.8 million

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
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To compare the economic projections of the 2016 PFS and the PEA, three cases were presented. A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of July 31, 2016. This approach adheres to United States Securities and Exchange Commission policy and is consistent with industry practice. Two alternate cases were constructed: (i) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate; and (ii) an Alternate Case that incorporates higher metal prices to demonstrate the project’s sensitivity to rising prices.

The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases are as follows:

Projected Economic Results (US$)

	Base Case		Recent Spot		Alternate
	2016 PEA	2016 PFS	2016 PEA	2016 PFS	2016 PEA	2016 PFS
Metal Prices:
Gold ($/ounce)	1,230		1,350		1,500
Copper ($/pound)	2.75		2.20		3.00
Silver ($/ounce)	17.75		20.00		25.00
US$/Cdn$ Exchange Rate:	0.80		0.77		0.80
Cost Summary:
Operating Costs Per Oz of Gold (life of mine)	-$179	$277	$32	$404	-$319	$183
Total Cost Per Ounce of Gold Produced	$358	$673	$553	$787	$218	$580
Copper Credits Per Oz Gold Included in Costs	-$1,328	-$795	-$1,104	-$636	-$1,449	-$868
Silver Credits per Oz Gold Included in Costs	-$83	-$71	-$97	-$80	-$117	-$100
Initial Capital (includes pre-production mining)	$5.5 billion	$5.0 billion	$5.3 billion	$4.8 billion	$5.5 billion	$5.0 billion
Sustaining Capital	$10.0 billion	$5.5 billion	$9.7 billion	$5.3 billion	$10.0 billion	$5.5 billion
Unit Operating Cost On-site (US$/tonne)	$11.61	$12.36	$11.17	$12.09	$11.61	$12.36
Pre-Tax Results:
Net Cash Flow	$26.3 billion	$15.9 billion	$24.1 billion	$16.1 billion	$38.7 billion	$26.3 billion
NPV @ 5% Discount Rate	$6.1 billion	$3.3 billion	$5.7 billion	$3.5 billion	$10.2 billion	$6.5 billion
Internal Rate of Return	12.7%	10.4%	12.9%	11.1%	16.9%	14.6%
Payback Period (years)	5.6	6.0	5.3	5.6	3.9	4.1
Post-Tax Results:
Net Cash Flow	$16.7 billion	$10.0 billion	$15.3 billion	$10.1 billion	$24.7 billion	$16.7 billion
NPV @ 5% Discount Rate	$3.4 billion	$1.5 billion	$3.2 billion	$1.7 billion	$6.0 billion	$3.7 billion
Internal Rate of Return	10.0%	8.0%	10.1%	8.5%	13.4%	11.4%
Payback Period (years)	6.4	6.8	6.1	6.4	4.7	4.9

Note: Operating and total cost per ounce of gold are after copper and silver credits. Total cost per ounce includes all start-up capital, sustaining capital and reclamation/closure costs. The post-tax results include the B.C. Mineral Tax and corporate provincial and federal taxes. The projected economic results do not give effect to a third party option to acquire a 2% royalty on gold and silver production for a payment to Seabridge of $160 million nor the expenses associated with agreements which have been or in future may be concluded with aboriginal groups in the vicinity of the Project.

The NI 43-101 Technical Report includes sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

Drilling Extends Iron Cap Lower Zone and Discovers New, Shallower, Higher Grade Zone
In October, Seabridge announced that a core hole drilled this summer to test the Iron Cap Lower Zone at depth had successfully found the down plunge extension of Iron Cap’s higher grade core while also discovering a previously unknown deposit with initial gold and copper grades among the best found to date on the KSM Project. Early indications are that the new discovery could represent a new core zone with a potentially positive impact on the project. The newly discovered zone is being evaluated for additional drill testing in 2017.

Drill hole IC-16-62 was collared well north of previous drilling in an area covered by rubble and ice which had prevented surface mapping and geophysical surveys. The hole was designed to be “steered” into the target zone using down hole navi-drilling tools to obtain an intersection below the existing resource of the Iron Cap Lower Zone and about 400 meters below the intersection in drill hole IC-14-59 (593 meters of 1.14g/T gold, 0.37% copper and 3.7g/T silver). The new hole confirmed the extension of the Iron Cap Lower Zone over an interval of 556 meters at 0.83g/T gold, 0.24% copper and 4.4g/T silver in rocks that closely resemble IC-14-59 (see www.seabridgegold.net/pdf/NOct18-16-map.pdf).

In the shallow part of hole IC-16-62, a distinctly separate mineralized zone was also intercepted, yielding a 61 meter interval averaging 1.2 g/T gold, 0.95% copper and 4.1 g/T silver. This zone consists of an intensely-veined porphyritic intrusive rock similar to KSM’s Mitchell deposit, juxtaposing against the disseminated silica-potassic alteration of Iron Cap along a normal fault. Although the scale of this discovery is not yet known, it rests below the Sulphurets Thrust Fault as do the other major deposits at KSM, it bears evidence of a powerful mineralizing system and its mineralogy closely resembles the higher-grade core zones found on the KSM property.

2016 Drilling at Deep Kerr Expected to Increase Proposed Block Cave Shapes and Increase Resources
In August, Seabridge announced that results from the first two core holes drilled this year into the Deep Kerr deposit are likely to allow for an increase in the proposed block cave shapes designed to exploit the deposit cost-effectively from underground. The new holes are expected to expand the known resource to the south, confirming grades consistent with the deposit’s inferred resource, in the shape and orientation required to optimize the proposed mine plan.

K-16-51, located about 125 meters south of the current resource limits, intersected multiple zones including 119 meters averaging 0.44 g/T gold and 0.45% copper and an additional 187 meters averaging 0.33 g/T gold and 0.46% copper. K-16-52 intercepted 231 meters grading 0.31 g/T gold and 0.47% copper about 500 meters laterally to the south of K-16-51. K-16-51 and K-16-52 both intersected the mineralized zone about 150-250 meters below the existing resource. The results from three additional holes drilled this year at Deep Kerr will be announced shortly.

Permits Obtained for Deep Kerr Exploration Adit Required to Upgrade Resources to Reserves
In October, Seabridge received the permits from the BC Government necessary to develop an exploration adit into the  Deep Kerr Deposit. The proposed 2,100 meter long adit is designed to facilitate cost-effective underground exploration drilling of the Deep Kerr Deposit at depth compared to surface drilling.

The adit would be collared in the Sulphurets Valley at the base of Kerr Mountain, declining at a 12 percent grade parallel to the footwall of the Kerr deposit, allowing access to mineralized zones that have only been tested to depths approximately 1,800 meters below surface. To date, all drilling at Deep Kerr has been from surface, resulting in very long holes which are slow and expensive to drill. These permits will be needed to upgrade Deep Kerr’s inferred resource to higher categories. The adit will also provide the opportunity to collect additional geotechnical information required to finalize the development of a block cave underground mine plan for the Kerr Deposit.

The permits include Ministry of Environment discharge authorizations for the operation of a water treatment facility to remove suspended sediments, pH, metals and ammonia from underground effluent; a mining permit from the Ministry of Energy and Mines authorizing the construction of the exploration adit and associated infrastructure including a rock storage facility; and a water license from the Ministry of Forests, Lands and Natural Resource Operations approving the surface water management system associated with the adit infrastructure. The permits include requirements for posting reclamation securities with the BC Government to cover full reclamation and closure costs associated with the proposed exploration activities.

2016 Exploration Program Identifies Epithermal Precious Metals Target at Newly Acquired Iskut Project
In October, Seabridge reported that the 2016 multi-pronged exploration program on its 100%-owned Iskut Project in northwestern British Columbia has achieved its primary objective: to identify a prospective new porphyry copper-gold system with a potentially intact epithermal precious metals zone at its top, for drill testing in 2017.

The untested target, known as Quartz Rise, has all the hallmarks of a porphyry lithocap, a geological feature found at the top of major, intact porphyry systems throughout the world. A lithocap is a clay-silica-rich alteration feature which is a product of hydrothermal fluids escaping at the top of a porphyry mineralizing system. Typically, these features act as a cover obscuring structurally-controlled epithermal gold and silver systems that evolve from intrusive-related porphyry systems. The 2016 Iskut exploration program consisted of magnetotelluric and airborne hyperspectral surveys, logging and sampling of historic core, limited drilling near the old Johnny Mountain Mine and geologic mapping and surface sampling.

Seabridge’s exploration team believes that the Quartz Rise target has the right high temperature crystalline clay-silica alteration for a lithocap and a coincident magnetotelluric anomaly with the appropriate signature. Data from magnetic surveys support the lithocap hypothesis and iron mineral ratio analysis used successfully in the industry to identify productive lithocaps is also positive. Samples taken during 2016 from the surface of the lithocap area contain visible gold. Collectively, these data point to a large and compelling target for the potential discovery of an intermediate-sulfidation epithermal precious metals system overlying porphyry copper-gold mineralization at unknown depths below ( see: http://seabridgegold.net/images/NOct26-16-graph.jpg).

Seabridge is planning a follow-up exploration program for 2017.

The Gold Market
In years past, the annual and quarterly reports to shareholders included our views on the gold market. In January 2015 we decided to publish our gold market commentary on a more frequent basis on our website under Gold Market Flash Notes. To see these notes please visit http://seabridgegold.net/case4gold.php.

Financial Results

During the three month period ended September 30, 2016 Seabridge posted a net loss of $0.3 million ($0.01 per share) compared to a loss of $2.6 million ($0.05 per share) for the same period last year. During the 3rd quarter, Seabridge invested $10.5 million in mineral interests, primarily at KSM, compared to $7.2 million during the same period last year. At September 30, 2016, net working capital was $13.7 million compared to $17.8 million at December 31, 2015.

On Behalf of the Board of Directors,

Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
November 8, 2016